UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Summary of the Ordinary and Extraordinary Shareholders Meeting held on April 27, 2021

GRUPO SUPERVIELLE S.A.

SUMMARY OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 27, 2021

On April 27, 2021, at 12.05 pm, Mr. Emérico Alejandro Stengel as Second Vice-Chairman of the Company called to order the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. (the “AGM”), which was held, on first summons, via videoconference by virtue of the measures set forth by Decree PEN 297/2020 and RG 830/2020 of the National Securities Commission (Comisión Nacional de Valores) during the Covid-19 pandemic.

The AGM was attended on a virtual mode by 12 shareholders: 2 in person and 10 represented by duly authorized agents, holding 61,738,188 Class A book entry shares entitled to 5 votes per share and 297,516,230 Class B book entry shares entitled to 1 vote per share, all shares with a face value of AR$ 1 each. In total, shares represent a capital of AR$ 359,254,418 (78.6593% of the share capital) and 606,207,170 votes (86.1487% of the total votes), hence the quorum requirement of articles 243 and 244 of Law No. 19,550 was met.

Directors Messrs. Atilio Dell’Oro Maini, Laurence Nicole Mengin de Loyer, José María Orlando and Eduardo Braun attended the meeting. The AGM was also attended by the members of the Supervisory Committee Messrs. Enrique José Barreiro and Carlos Ojeda, the Certifying Accountant Mr. Santiago Mignone and other members of management and personnel, all duly authorized. Ms. Lucía Belén Soutullo attended the AGM as a representative of the National Securities Commission and Mr. Pablo Salina attended the AGM as a representative of the Buenos Aires Stock Exchange.

It was stated that the publications of the summons to the AGM were made on March 22, 23, 25, 26 and 29, 2021 in the Official Gazette of Argentina and on March 22, 23, 24, 25 and 26, 2021 in the newspaper Clarín.

Mr. Enrique José Barreiro, on behalf of the Supervisory Committee, verified that the AGM was held in virtual mode in compliance with the provisions of Decree of Necessity and Urgency No. 297/2020 and other regulations issued by the National Executive Power and General Resolution No. 830/2020 of the National Securities Commission, as it was carried out through the “Teams” platform that allowed: (i) the free access for all participants to the AGM as if it were held in person, as it was verified during the accreditation process; (ii) the possibility of participating with voice and vote through the simultaneous transmission of sound, images and words during the course of the AGM, ensuring equal treatment for all participants; and (iii) the recording of the AGM with its relevant backup in digital format.

Prior to considering the items of the Agenda, the holding of the remote AGM was approved by the majority of computable votes in extraordinary meeting, in compliance with the requirement of Resolution No. 830/2020 of the National Securities Commission.

The following is the outcome of such voting process:

Positive votes: 333,207,170

Abstentions: 273,000,000

Negative votes: 0

Then, the items of the Agenda were addressed and voted as follows:

1.	Appointment of two shareholders to sign off the minutes of the Shareholders’ Meeting

By a majority of computable votes in ordinary meeting, the shareholder Juan Pablo Molinari and the representative of the shareholder FGS-ANSES were appointed to execute the minutes of the AGM.

The following is the outcome of such voting process:

Positive votes: 605,540,495

Abstentions: 438,275

Negative votes: 228,400

2.	Consideration of the documentation required by section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2020

By a majority of computable votes in ordinary meeting, the Financial Statement, Income Statement, Other Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows and Cash Equivalents, notes, schedules, complementary information, Auditor’s Report and Supervisory Committee’s Report for the fiscal year ended on December 31, 2020 were approved. Such financial statements as of December 31, 2020 are presented restated in a homogeneous currency using the National Consumer Price Index prepared by INDEC for indexation purposes (base month: December 2016). For those items with a previous date of origin, it is used the Wholesale Domestic Price Index published by the Argentine Federation of Professional Councils of Economic Sciences, as set forth by Resolution JG 517/16.

The following is the outcome of such voting process:

Positive votes: 605,356,250

Abstentions: 726,300

Negative votes: 124,620

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2020

By a majority of computable votes in ordinary meeting, it was passed the performance of the Board of Directors during the fiscal year ended on December 31, 2020.

The following is the outcome of such voting process:

Positive votes: 278,352,088

Abstentions: 327,479,662

Negative votes: 375,420

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2020

By a majority of computable votes in ordinary meeting, it was passed the performance of the Supervisory Committee during the fiscal year ended on December 31, 2020.

The following is the outcome of such voting process:

Positive votes: 605,133,660

Abstentions: 696,575

Negative votes: 376,935

5.	Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2020

By a majority of computable votes in ordinary meeting, it was passed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended on December 31, 2020, be set at AR$ 196,311,480.

The following is the outcome of such voting process:

Positive votes: 274,294,762

Abstentions: 328,145,087

Negative votes: 3,767,321

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2020

By a majority of computable votes in ordinary meeting, it was passed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended on December 31, 2020, be set at AR$ 548,496.

The following is the outcome of such voting process:

Positive votes: 601,059,864

Abstentions: 1,426,735

Negative votes: 3,720,571

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number fixed by the Shareholders’ Meeting is completed

By a majority of computable votes in ordinary meeting, the following items were passed: (i) to maintain in 8 the number of members to comprise the Board of Directors without naming alternate directors; (ii) to appoint Messrs. Julio Patricio Supervielle, Atilio María Dell’Oro Maini, Eduardo Pablo Braun and Hugo Enrique Santiago Basso as regular directors for the term of two fiscal years, i.e. until the occurrence of the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year to end December 31, 2022; (iii) to appoint Messrs. Jorge Oscar Ramírez, Laurence Nicole Mengin de Loyer and José María Orlando as regular directors for the term of one fiscal year, i.e. until the occurrence of the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year to end December 31, 2021; and (iv) to state that, pursuant to the criteria set by the National Securities Commission’s standards, Messrs. Eduardo Pablo Braun and José María Orlando will have the status of “independent directors” and Messrs. Julio Patricio Supervielle, Atilio María Dell’Oro Maini, Jorge Oscar Ramírez, Hugo Enrique Santiago Basso and Laurence Nicole Mengin de Loyer will have the status of “non independent directors”; whereas Messrs. Eduardo Pablo Braun, Laurence Nicole Mengin de Loyer and José María Orlando will have the status of “independent directors” pursuant to the regulations of the SEC.

The following is the outcome of such voting process:

Positive votes: 601,857,985

Abstentions: 1,246,545

Negative votes: 3,102,640

8.	Appointment of members of the Supervisory Committee

By a majority of computable votes in ordinary meeting, the following items were passed: (i) to appoint Messrs. Enrique José Barreiro, Carlos Alfredo Ojeda and Valeria Del Bono Lonardi as regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Jorge Antonio Bermúdez as alternate syndics, all of them for one fiscal year, i.e. until the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year ending on December 31, 2021 is held; and (ii) to state that, pursuant to the criteria set by the National Securities Commission’s standards, all appointed syndics shall have the status of “independent”.

The following is the outcome of such voting process:

Positive votes: 601,171,729

Abstentions: 1,467,165

Negative votes: 3,568,276

9.	Allocation of the results of the fiscal year ended December 31, 2020. Ratification of the exercise of the option to absorb the accumulated negative results generated as a consequence of the inflation adjustment by application of IAS 29 in accordance with General Resolution No. 777/2018 of the Argentine Securities Commission. Consideration of: (i) the creation of Voluntary Reserves under the terms of section 70 of the General Companies Law for the future distribution of dividends and/or for future investments; and / or (ii) the distribution of cash dividends, as determined by the Shareholders’ Meeting

By a majority of computable votes in ordinary and extraordinary meeting, it was approved to ratify the use of the option made by the Company to absorb the accumulated negative results that were generated as a consequence of the inflation adjustment by application of the IAS 29, in accordance with the provisions of Title IV, Chapter III, Section 3, Subsection b) of the Regulations of the Argentine Securities Commission (Restated Text 2013) and to distribute the results of fiscal year ended on December 31, 2020 of AR$ 3,412,111,000 as follows: a) AR$ 352,343,000 to Legal Reserve; b) AR$ 341,000,000 to the creation of a Voluntary Reserve for future dividends in accordance with the provisions of section 70 of Law 19,550, to be released and distributed in the terms and with the scope established by the AGM as per the delegation of powers to the Board of Directors; and c) AR$ 2,718,768,000 to the creation of a Voluntary Reserve in accordance with the provisions of section 70 of Law 19,550 for future investments. It was noted that in accordance with the provisions of General Resolution No. 777/2018 of the Argentine Securities Commission, the distribution of profits must be treated in the currency of the date of the shareholders’ meeting by using the price index corresponding to the month prior to the meeting. It was also noted that the dividends that are to be distributed correspond, in part, to the results generated as from January 1, 2018, so, in accordance with the provisions of Law No. 27,430 and if applicable, they will be subject to a 7% income tax withholding.

The following is the outcome of such voting process:

Positive votes: 601,921,189

Abstentions: 698,335

Negative votes: 3,587,646

10.	Consideration of the total or partial release of the Voluntary Reserve created for the future distribution of dividends and / or delegation of powers to the Board of Directors to release totally or partially such Voluntary Reserve and to determine the opportunity, currency, term and other terms and conditions of the payment of dividends according to the scope of the delegation granted by the Shareholders’ Meeting

By a majority of computable votes in extraordinary meeting, it was approved a delegation to the Board of Directors, until the date of the next Ordinary General Shareholders Meeting that will consider the financial statements to close December 31, 2021, with the powers to: (i) release the Voluntary Reserve established for the future distribution of dividends; (ii) determine the opportunity, amount, currency, terms and other terms and conditions of the payment of dividends; and (iii) make modifications and / or to complement the payment procedure established above. The amount of the dividend will be updated as per the provisions of the General Resolution No. 777/2018 of the Argentine Securities Commission, which states that “the distribution of profits must be treated in the currency of the date of the shareholders’ meeting by using the price index corresponding to the month prior to the meeting”.

The following is the outcome of such voting process:

Positive votes: 599,862,214

Abstentions: 2,824,635

Negative votes: 3,520,321

11.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2020

By a majority of computable votes in ordinary meeting, it was passed that the fees to the Certifying Accountant of the financial statements as of December 31, 2020 be set at AR$ 5,065,144.

The following is the outcome of such voting process:

Positive votes: 601,257,189

Abstentions: 1,363,175

Negative votes: 3,586,806

12.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2021 and determination of their remuneration

By a majority of computable votes in ordinary meeting, it was passed the appointment of Messrs. Santiago José Mignone and María Mercedes Baño of the firm Price Waterhouse & Co. S.R.L. as regular and alternate Certifying Accountants, respectively, for the financial statements of the fiscal year to end on December 31, 2021 and that their fees be determined by the annual meeting of the Company that considers the financial statements as of December 31, 2021.

The following is the outcome of such voting process:

Positive votes: 604,580,420

Abstentions: 1,360,900

Negative votes: 265,850

13.	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services

By a majority of computable votes in ordinary meeting, it was passed a budget of AR$ 4,000,000 to be allocated to the Audit Committee for the payment of consulting, advisory, legal or training professional services during the fiscal year to end on December 31, 2021.

The following is the outcome of such voting process:

Positive votes: 605,360,460

Abstentions: 492,810

Negative votes: 353,900

14.	Consideration of the creation of a Global Program for the Issuance of Simple, Short, Medium and/or Long-Term Negotiable Obligations, not convertible into shares, subordinated or not, with or without guarantee, to be issued in one or more classes and / or series for up to a maximum amount in circulation at any time during the term of the Program of US$ 50,000,000 or its equivalent in other currencies and / or units of value or measure (the “Program”)

By a majority of computable votes in extraordinary meeting, it was approved to: (i) authorize the creation of the new Program for the issuance of negotiable obligations of up to US$ 50,000,000 or its equivalent in other currencies and / or units of value or measure, under which different classes and/or series may be issued and reissued, within the minimum and maximum maturiry terms as provided for by in the applicable regulations, and with the possibility of completing its terms and conditions in accordance with what the Board of Directors decides from time to time, including the amount of issuance of each of the classes or series (within the maximum amount available by the Program), the time of issuance, the existence or not of third party guarantees, the possibility of subordination in the payment preference, fixed or variable interest rates, issue prices with a discount or premium over par value and other conditions that the Board of Directors may consider appropriate at the time of accessing the markets; (ii) the negotiable obligations to be issued under the Program may be denominated in any currency and / or unit of value or measure, including without limitation the Housing Units that can be updated by “ICC” – Law No. 27,271 (“UVI”) and the Units of Purchase Value that can be updated by “CER” – Law No. 25,827 (“UVA”), as decided by the Board of Directos at the time of their issuance and, in turn, the negotiable obligations may be issued with their capital and interest payable in one or more currencies other than the currency in which they are denominated, to the extent permitted by the applicable law; (iii) the funds obtained from the placement of the negotiable obligations to be issued under the Program will be used in accordance with the provisions of Section 36 of Law No. 23,576, as amended, as specified in the respective prospectus supplement and subject to the compliance with all applicable legal and regulatory requirements; (iv) the Board of Directors or, where appropriate, the officers to whom said powers are subdelegated, will determine to which particular destination the net proceeds of the placement of each class and / or series will be allocated; (v) regarding the applicable law, Law No. 23,576 will govern the requirements that the securities to be issued must meet to qualify as “negotiable obligations” under the Argentine law, whereas the General Companies Law No. 19,550 will govern the capacity and powers of the Company to issue and put into circulation the negotiable obligations. Foreign applicable law may govern the payment obligations under the negotiable obligations and any other aspect related to them if so determined by the Board of Directors and subject to the placement mechanism set for a particular class and / or series; (vi) the extension of jurisdiction may also be determined in any foreign court determined by the Board of Directors from time to time. Additionally, the negotiable obligations will be listed in Bolsas y Mercados Argentinos S.A. through the Buenos Aires Stock Exchange and / or in the Mercado Abierto Electrónico S.A. and / or any other securities market in Argentina and / or abroad as determined by the Board of Directors from time to time; (viii) the Program will be valid for 5 (five) years as from the authorization of the CNV; and (ix) the complete and specific terms and conditions of both the Program and each class and / or series of negotiable obligations to be issued thereunder, including the details of commitments and financial obligations and events of non-compliance, other than non-payment, common in this type of issues, shall be analyzed, negotiated and determined by the Board of Directors and so reflected by the latter in the prospectus and relevant prospectus supplements, provided that next Agenda item of this AGM considers the delegation to the Board (with powers to subdelegate in one or more of its members or in one or more officers of the Company) of the broadest powers for this purpose.

The following is the outcome of such voting process:

Positive votes: 604,118,110

Abstentions: 1,395,780

Negative votes: 693,280

15.	Consideration of the authorization request for (a) the creation of the Program and the public offering of the classes and / or series to be timely issued under the Program before the Argentine Securities Commission (the “CNV”); and (b) the listing and / or negotiation of the negotiable obligations issued under the Program before Bolsas y Mercados Argentinos S.A. (“BYMA”) through the Buenos Aires Stock Exchange (“BCBA”) and / or Mercado Abierto Electrónico S.A. (“MAE”)

By a majority of computable votes in extraordinary meeting, it was approved: (i) to file a request for authorization before the CNV for the creation of the Program and the public offering under the terms of Capital Markets Law No 26,831, as amended and / or supplemented, including without limitation by Productive Financing Law No. 27,440, of the classes and / or series to be timely issued thereunder; and (ii) to file a request for the listing and / or negotiation of the negotiable obligations to be issued under the Program before BYMA through the BCBA and / or the MAE. Notwithstanding the foregoing, the Board of Directors recommends that both the Board and the officers authorized by it may, within the framework of what was resolved in the previous Agenda item and by virtue of the delegation of powers provided below, promptly request the authorization of listing and / or negotiation in any other stock market in Argentina and / or abroad.

The following is the outcome of such voting process:

Positive votes: 604,091,225

Abstentions: 1,378,215

Negative votes: 737,730

16.	Delegation of powers to the Board of Directors (with powers to subdelegate to one or more of its members or to one or more officers of the Company) to (i) determine the definitive terms and conditions of the Program and of the classes and / or series of negotiable obligations to be issued thereunder; and (ii) carry out all necessary procedures before the CNV and / or any other securities market in the country and / or abroad and before any relevant controlling authority or agency in Argentina and / or abroad (including, without limitation, Caja de Valores S.A., among others) to obtain the authorization for the creation of the Program, the issuance and public offering of the negotiable obligations to be issued thereunder and the listing and / or negotiation of said negotiable obligations in the securities markets as determined by the Board of Directors

By a majority of computable votes in extraordinary meeting, it was approved to delegate in the Board of Directors (with powers to subdelegate to one or more of its members or to one or more officers of the Company) the broadest powers to: (i) determine, negotiate, approve and amend the definitive terms and conditions of the Program, each of the classes and / or series of negotiable obligations to be issued thereunder and the agreements related to the issuance and placement of the negotiable obligations, including the execution of agreements with placement agents, trustees and any other agreement, instrument or ancillary or hedging document and the setting of their remuneration; and (ii) file before the CNV, BYMA through the BCBA, the MAE and / or any other securities market in the country and / or abroad and before any comprolling authority or relevant agency in Argentina and / or abroad (including, without limitation, Caja de Valores S.A., among others) all the necessary documents to obtain the authorization to the creation of the Program, the public offering of the negotiable obligations to be issued thereunder and the listing and / or negotiation of such negotiable obligations in the authorized securities markets as determined by the Board of Directors.

The following is the outcome of such voting process:

Positive votes: 601,035,279

Abstentions: 1,547,525

Negative votes: 3,624,366

17.	Amendment to the bylaws. Amendment and replacement of Section Sixth Subsection c) and Section Eleventh, and incorporation of Section Fourteenth bis

By a majority of computable votes in extraordinary meeting, it was approved to amend and replace Section Sixth Subsection c) and Section Eleventh, and to incorporate Section Fourteenth bis to the Company’s Bylaws as follows:

“SECTION SIXTH, SUBSECTION C): As long as the Company is authorized to make a public offering of its shares, Article 62 bis of the Capital Markets Law No. 26,831 will apply and the right to accretion will not apply.”

“SECTION ELEVENTH: The Board of Directos shall be vested with the necessary authority to govern the company and dispose of its assets. To this end, the Board of Directors shall have the most ample powers to perform any acts or enter into any contracts in relation to the corporate purpose, including transactions with banks and any other official, private or hybrid lending entities, and any of the actions referred to in Article 375 of the Argentine Civil and Commercial Code, Article 9 of Decree Law 5695/63, and Articles 72~~,~~ and 73 of the Argentine Criminal Code. The Board of Directors may, if such action is deemed advisable and necessary and / or legally applicable, decide to create and organize an executive committee and other board committees, establish their duties and limits to the activities thereof within the authority granted thereto pursuant to the corporate bylaws and applicable law, and establish the internal rules of such bodies. The Board of Directors may grant powers of attorney to one or more individuals, either members of the Board of not, in relation to any matters specifically set forth in their respective powers of attorney. Additionally, the Board of Directors may approve the issuance of negotiable obligations, without the need for a shareholders’ meeting in accordance with the provisions of Article 9 of Law No. 23,576 (as amended by Law No. 27,440), having the broadest powers to create global issuance programs and establish their terms and conditions (including, without limitation, its maximum amount) as well as to provide for the amendment of the term and the renewal of term, all without the need to require a delegation of powers to the shareholders’ meeting, and, in general approving the issuance of any other title, paper or instrument that admits the current or future national or foreign legislation.”

“SECTION FOURTEENTH BIS: The shareholders’ meetings may function with the members present or communicated with each other by other means of simultaneous transmission of sound, images and words. For the purposes of determining the quorum, the members present and those who participate in a remote manner through the above specified technological means will be counted, whether being anywhere in the country or abroad. The minutes of the meeting where members participate in such manner will be written and signed within five days of the meeting by the members present and by the representative of the Supervisory Committee, as provided for by Article 61 of Law No. 26,831. Members who have participated remotely may sign the minutes, without the ommision of doing so affecting the validity of the meeting and the resolutions adopted therein. The minutes will record the statements of the members present and those who are at a distance, as well as their votes in relation to each resolution passed. The Supervisory Committee, through its representative at the shareholders’ meeting, must record in the minutes the names of the members who have participated remotely and the regularity of the decisiones made.”

The following is the outcome of such voting process:

Positive votes: 598,713,429

Abstentions: 1,576,150

Negative votes: 5,917,591

18.	Authorizations

By a majority of computable votes in ordinary meeting, it was approved to authorize: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved; (ii) Messrs. Sergio Gabriel Gabai, Leandro Carletti, María Lucrecia Galland and Carla Cánepa (members of the Legal Department), so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capacities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the AGM as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the AGM before the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, being able to submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill these tasks; and (iii) in addition to the authorizations granted by (i) and (ii) above, authorize Messrs. Baruki Gonzalez, Carolina Curzi, María Constanza Martella, Delfina Lynch, Lucrecia Moreira Savino, Clara Caneiro Valcarcel, Pedro Torassa, Ona Dimnik and / or Fernando Gómez Tarrio (members of EGFA Abogados Law Firm) so that any of them, separately, jointly, alternatively and indistinctly, with the broadest powers, make presentations to the CNV and / or the securities markets of Argentina and / or abroad to respectively request authorization for the creation of the Program, the public offcering of the negotiable obligations to be issued thereunder, the listing and / or negotiation of the same, being able to certify and take a view of the actions, reply observations, promote the procedures, make presentations, provide information, attach, itemize, withdraw copies, execute and / or initialize all the necessary documentation related to the Company and carry out as many acts and procedures were necessary to obtain the authorization for the creation of the Program, the public offering corresponding to the Program and the negotiable obligations to be issued thereunder, as well as the authorization for the listing and / or negotiation of these in the selected securities markets.

The following is the outcome of such voting process:

Positive votes: 601,005,769

Abstentions: 1,576,920

Negative votes: 3,624,481

The Supervisory Committee verified that the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. in a virtual mode was properly carried out, with the deliberation and voting of all the Agenda items.

The AGM was adjourned at 1.25 pm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 28, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer